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NS Director/PDMR Shareholding

Unilever

DIRECTOR/PDMR SHAREHOLDING

UNILEVER PLC

Released 15:25:00 20 June 2025

RNS Number : 8332N
Unilever PLC
20 June 2025

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Srinivas Phatak
2	**Reason for the notification**	
a)	Position/status	Acting Chief Financial Officer
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 417.509736 PLC shares (reinvestment beneficially owned shares). This agreemen during an open period. • 36.190694 PLC EUR shares (reinvestm on beneficially owned shares). This agreer into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s) £46.26876 / 417.50973 €54.1908 / 36.190694
e)	Aggregated information - Volume - Total	 417.509736 / 36.190694 £19,317.66 / €1,961.20
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**

a)	Name	Willem Uijen
2	**Reason for the notification**	
a)	Position/status	Chief Supply Chain and Operations Office the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 60.755602 PLC shares (reinvestment o beneficially owned shares). This agreemen during an open period. • 0.000111 PLC EUR shares (reinvestme beneficially owned shares). This agreemen during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	Price(s) / Volume(s): £46.26876 / 60.755602 €54.1908 / 0.000111
e)	Aggregated information - Volume - Total	 60.755602 / 0.000111 £2,811.09 / €0.01
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Priya Nair
2	**Reason for the notification**	
a)	Position/status	Business Group President, Beauty & Welll of the Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have bee**	
a)	Description of the financial instrument, type of instrument Identification code	 Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	308.79547 PLC shares (reinvestment of di beneficially owned shares). This agreemen during an open period. 46.818309 PLC shares (reinvestment of di shares). This agreement was entered into d period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£46.26876</td><td>308.79547</td></tr><tr><td>£46.26876</td><td>46.818309</td></tr></table>
e)	Aggregated information

- Volume - Total 355.613779 £16,453.81 f) Date of the transaction 2025/06/18 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging manage closely associated with them 1 Details of the person discharging managerial responsibilities / person closely as a) Name Reginaldo Ecclissato 2 Reason for the notification a) Position/status President 1 Unilever Markets (a member o Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrume of transaction; (iii) each date; and (iv) each place where transactions have been a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 158.802529 PLC shares (reinvestment o BDA shares). This agreement was entered open period. • 327.824067 PLC shares (reinvestment o beneficially owned shares). This agreemen during an open period. • 338.561365 PLC EUR shares (reinvestm on beneficially owned shares). This agreem into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.26876 158.80252 £46.26876 327.82406 €54.1908 338.56136 e) Aggregated information - Volume - Total 486.626596 / 338.561365 £22,515.61 / €18,1346.91 f) Date of the transaction 2025/06/18 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging manage closely associated with them 1 Details of the person discharging managerial responsibilities / person closely as a) Name Peter Ter Kulve 2 Reason for the notification a) Position/status Business Group President, Ice Cream (a m Unilever Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrume of transaction; (iii) each date; and (iv) each place where transactions have been a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 224.384399 PLC shares (reinvestment o beneficially owned shares). This agreemen during an open period. • 107.428744 PLC EUR shares (reinvestm on BDA shares). This agreement was enter open period. • 44.113345 PLC EUR shares (reinvestm on beneficially owned shares). This agreem into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.26876 224.38439 €54.1908 107.42874 €54.1908 44.113345 e) Aggregated information - Volume - Total 224.384399 / 151.542089 £10,381.99 / €8,212.19 f) Date of the transaction 2025/06/18 g) Place of the transaction London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS Unilever PLC Notification and public disclosure of transactions by persons discharging manage closely associated with them 1 Details of the person discharging managerial responsibilities / person closely as a) Name Rohit Jawa 2 Reason for the notification a) Position/status Managing Director and CEO, Hindustan U and President, Unilever South Asia (a mem Leadership Executive) b) Initial notification /Amendment Initial Notification 3 Details of the issuer, emission allowance market participant, auction platform, auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrume of transaction; (iii) each date; and (iv) each place where transactions have been a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction • 77.246429 PLC shares (reinvestment of BDA shares). This agreement was entered open period. • 150.055393 PLC shares (reinvestment o beneficially owned shares). This agreemen during an open period. • 236.251907 PLC EUR shares (reinvestm on beneficially owned shares). This agreem into during an open period. c) Currency GBP - British Pound and EUR - Euro d) Price(s) and volume(s) Price(s) Volume(s) £46.26876 77.246429 £46.26876 150.05539 €54.1908 236.25190 e) Aggregated information - Volume 227.301822 / 236.251907

	- Total	£10,516.97 / €12,802.68
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Eduardo Campanella
2	**Reason for the notification**	
a)	Position/status	Business Group President, Home Care (me Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	• 40.215188 PLC shares (reinvestment o BDA shares). This agreement was entered open period. • 43.263074 PLC shares (reinvestment o beneficially owned shares). This agreemen during an open period. • 143.46499 PLC EUR shares (reinvestm on beneficially owned shares). This agreer into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£46.26876</td><td>40.215188</td></tr><tr><td>£46.26876</td><td>43.263074</td></tr><tr><td>€54.1908</td><td>143.46499</td></tr></table>
e)	Aggregated information - Volume - Total	 83.478262 / 143.46499 £3,862.44 / €7,774.48
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Richard Slater
2	**Reason for the notification**	
a)	Position/status	Chief Research & Development Officer (a Unilever Leadership Executive)

b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 157.407977 PLC shares (reinvestment BDA shares). This agreement was entered open period. • 482.705829 PLC shares (reinvestment beneficially owned shares). This agreemen during an open period. • 141.692759 PLC EUR shares (reinvest on beneficially owned shares). This agreer into during an open period.
c)	Currency	GBP - British Pound and EUR - Euro
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£46.26876</td><td>157.40797</td></tr><tr><td>£46.26876</td><td>482.70582</td></tr><tr><td>€54.1908</td><td>141.69275</td></tr></table>
e)	Aggregated information - Volume - Total	 640.113806 / 141.692759 £29,617.27 / €7,678.44
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON and Amsterdam Stock Exchange - XAMS

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Maria Varsellona
2	**Reason for the notification**	
a)	Position/status	Chief Legal Officer and Group Secretary (Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 183.862463 PLC shares (reinvestment BDA shares). This agreement was entered open period. • 617.444332 PLC shares (reinvestment beneficially owned shares). This agreemen during an open period.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	see table below
e)	Aggregated information	

Price(s)	Volume(s)
£46.26876	183.86246
£46.26876	617.44433

	- Volume - Total	801.306795 £37,075.47
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging manag closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Mairéad Nayager
2	**Reason for the notification**	
a)	Position/status	Chief People Officer (member of Unilever Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have beer**	

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	• 32.309926 PLC shares (reinvestment o BDA shares). This agreement was entered open period. • 92.75752 PLC shares (reinvestment of beneficially owned shares). This agreemen during an open period.
c)	Currency	GBP - British Pound

d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>£46.26876</td><td>32.309926</td></tr><tr><td>£46.26876</td><td>92.75752</td></tr></table>
e)	Aggregated information - Volume - Total	 125.067446 £5,786.72
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

**Notification and public disclosure of transactions by persons discharging manag closely associated with them**

1	**Details of the person discharging managerial responsibilities / person closely as**	
a)	Name	Heiko Schipper
2	**Reason for the notification**	
a)	Position/status	Business Group President, Foods (membe Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrum of transaction; (iii) each date; and (iv) each place where transactions have bee**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction	• 35.319383 PLC EUR shares (reinvestm on BDA shares). This agreement was ente open period. • 33.69431 PLC EUR shares (reinvestm beneficially owned shares). This agreeme during an open period.
c)	Currency	EUR - Euro
d)	Price(s) and volume(s)	<table><tr><td>Price(s)</td><td>Volume(s)</td></tr><tr><td>€54.1908</td><td>35.319383</td></tr><tr><td>€54.1908</td><td>33.69431</td></tr></table>
e)	Aggregated information - Volume - Total	 69.013693 €3,739.91
f)	Date of the transaction	2025/06/18
g)	Place of the transaction	Amsterdam Stock Exchange - XAMS

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